# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NCR Voyix Corp, CIK 0000070866
CUSIP: 62886E108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 864 Spring St NW, Atlanta, Georgia (GA), 30308
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001082327

## Reporting persons
- Fuller & Thaler Asset Management, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: California (CA); sole voting power 7,222,990.12; shared voting power 0; sole dispositive power 7,331,556.12; shared dispositive power 0; aggregate amount beneficially owned 7,331,556.12 (5.28% of the class)

## Item 1. Issuer
Name of issuer: NCR Voyix Corp
Address of issuer's principal executive offices: 864 Spring Street NW, Atlanta, GA 30308

## Item 2. Person Filing
Name of person filing: Fuller & Thaler Asset Management, Inc.
Address of principal business office or, if none, residence: 411 Borel Avenue, Suite 300, San Mateo, CA 94402
Citizenship: California corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 7,331,556.12
Percent of class: 5.28
Sole power to vote or to direct the vote: 7,222,990.12
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 7,331,556.12
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Fuller & Thaler Asset Management, Inc. is deemed to be the beneficial owner of the number of securities reflected in Items 5-9 and 11 of page two (2) of this Schedule 13G pursuant to separate arrangements whereby it acts as investment adviser to certain persons. Each person for whom Fuller & Thaler Asset Management, Inc. acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Fuller & Thaler Asset Management, Inc.: Hanna Zanoni, Hanna Zanoni,Chief Compliance Officer (05/14/2025)